UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE

TRUST INDENTURE ACT OF 1939

Planet Hollywood International, Inc.

(Name of applicant)

7598 W. Sand Lake Road, Orlando, Florida 32819

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
9% Secured Deferrable Interest Notes Due 2010	$20,000,000

Approximate date of issuance:	As soon as practicable following the qualification of this Indenture

Name and address of agent for service:

Robert Earl

Planet Hollywood International, Inc.

7598 W. Sand Lake Road

Orlando, Florida 32819

(407) 903-5500

With a copy to:

Byrd F. Marshall, Esq.

Gray, Harris & Robinson, P.A.

301 E. Pine St., Suite 1400

Orlando, Florida 32801

(407) 843-8880

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Act”), may determine upon the written request of the applicant.

GENERAL

1. General information. Furnish the following as to the applicant:

(a)	Form of organization:

A corporation.

(b)	State or other sovereign power under the laws of which organized:

Delaware

2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

Planet Hollywood International, Inc., a Delaware corporation (the “Company”), proposes to issue, as part of the Third Amended Joint Plan of Reorganization of Planet Hollywood International, Inc., et. al. (the “Debtor”) dated November 4, 2003 (as amended by bankruptcy court order, the “Plan of Reorganization”), its 9% Secured Deferrable Interest Notes Due 2010 (the “Notes”). Pursuant to the Plan of Reorganization, (a) each holder of an allowed Class 6 Claim (as defined in the Plan of Reorganization) is entitled to receive its pro rata share of (i) $20 million principal amount of Notes and (ii) 51% of the equity of the Company.

The Company filed with the United States Bankruptcy Court for the Middle District of Florida (the “Bankruptcy Court”) a Third Amended Joint Disclosure Statement (the “Disclosure Statement”) that was distributed to holders of claims against or stock interests in the Debtor for the purpose of soliciting their votes for the acceptance or rejection of the Plan of Reorganization. Pursuant to an order dated November 12, 2003, the Bankruptcy Court approved the Disclosure Statement. After a hearing held on December 16, 2003, the Bankruptcy Court entered an order dated January 6, 2003, confirming the Plan of Reorganization. In accordance with a Notice of Effective Date filed with the Bankruptcy Court on March 31, 2003, the Plan of Reorganization became effective March 31, 2003 (the “Effective Date”). A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit T3E-1. The Notes are to be issued under an indenture (the “Indenture”) among the Company, as Issuer, the Subsidiary Guarantors named therein and SouthTrust Bank, as trustee, a form of which is attached hereto as Exhibit T3C.

The Company believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”) pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the “Bankruptcy Code”). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor, or are issued “principally”

in such exchange and “partly” for cash or property. The Company believes that the issuance of Notes contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

AFFILIATIONS

3. Affiliates. Furnish a list or diagram of all “affiliates” of the applicant and indicate the respective percentages of “voting securities” or other bases of control.

The following is a list of direct and indirect subsidiaries of the Company, indicating the percentage of voting securities owned by the Company in each such subsidiary. Indirect subsidiaries are indented and listed under their direct parent corporations (or other entities) and the share of ownership indicated thereof refers to the share ownership of the direct parent.

Percentage of Voting Securities Held By the Company
Planet Hollywood (Atlantic City), Inc.	100%
Planet Hollywood (Honolulu), Inc.	100%
Planet Hollywood (Memorabilia), Inc.	100%
Planet Hollywood (Orlando), Inc.	100%
Planet Hollywood (Region II), Inc.	100%
Planet Hollywood (Region IV), Inc.	100%
Planet Hollywood (Region VI), Inc.	100%
Planet Hollywood Europe, Ltd.	100%
Planet Hollywood New York City, Inc.	100%
Planet Hollywood New York, Ltd.	10%
Planet Hollywood New York, Ltd.	90%
Planet Hollywood London, Inc.	100%
Planet Hollywood Trocadero, LC	2.2%
Planet Hollywood Trocadero, LC	97.8%
Planet Hollywood Paris, Inc.	100%
Planet Hollywood France, L.C.	99%
Planet Hollywood France, L.C.	1%
All Star Cafe International, Inc.	100%
All Star Cafe (New York), Inc.	100%

All relationships above among the Company and all of its affiliates are as of the date of this application, and after taking into account the effectiveness of the Plan of Reorganization.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices which the applicant held or to be held by each person named.

Name	Position/Principal Occupation

Robert Earl c/o Planet Hollywood International, Inc. 7598 W. Sand Lake Road Orlando, FL 32819	Chairman of the Board, President and Chief Executive Officer

Thomas Avallone c/o Planet Hollywood International, Inc. 7598 W. Sand Lake Road Orlando, FL 32819	Executive Vice President, Chief Financial Officer and Director

Douglas P. Teitelbaum c/o Bay Harbour Management L.C. 885 Third Ave., 34th Floor New York, NY 10022	Director

Edward Rogers c/o Barbour Griffith & Rogers 1275 Pennsylvania Ave. NW, 10th Floor Washington, DC 20004	Director

Steven Grapstein c/o Kuo Investment Company 55 Fifth Avenue, 16th Floor New York, NY 10003	Director

Mark Helm c/o Planet Hollywood International, Inc. 7598 W. Sand Lake Road Orlando, FL 32819	Vice President and General Counsel

5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

NAME AND COMPLETE MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED	PERCENTAGE OF VOTING SECURITIES OWNED

Bay Harbour Management L.C. 885 Third Ave. 34th Floor New York, NY 10022 (1)	Class A Common Stock	41,970(2)	42.0%

Lauren Investments Holdings Limited, as Trustee of the Holst Trust c/o Lenz&Staehelin 25 Grand Rue, CH-1211 Geneva 11, Switzerland	Class A Common Stock	41,400(2)	41.4%

Robert Earl c/o Planet Hollywood International, Inc. 7598 W. Sand Lake Road Orlando, FL 32819	Class A Common Stock	10,000	10.0%

(1)	Securities held of record by certain subsidiaries and/or affiliates.
(2)	Includes securities issued under the Plan of Reorganization based on status as (a) secured lender and (b) “old” PIK note holder.

UNDERWRITERS

6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a) None.

(b) N/A.

CAPITAL SECURITIES

7. Capitalization.

(a) Furnish the following information as to each authorized class of securities of the applicant.

As of October 15, 2003:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $1.00 per share	250,000 shares	100,000

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Set forth below is an analysis of certain provisions of the Company’s Third Amended and Restated Certificate of Incorporation filed with the Office of the Secretary of State of the State of Delaware on the Effective Date. The following analysis makes use of certain capitalized terms defined in the Third Amended and Restated Certificate of Incorporation; such terms shall have the meanings given to them therein and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Third Amended and Restated Certificate of Incorporation and is qualified in its entirety by reference thereto.

The Company’s authorized capital stock consists of Two Hundred Fifty Thousand (250,000) shares of Common Stock, $1.00 par value. Except as described below or as otherwise required by applicable law, holders of Common Stock vote together as a single class on all matters submitted to the stockholders for a vote. With respect to all matters upon which stockholders are entitled to vote, the holders of outstanding shares of Common Stock will be entitled to one vote in person or by proxy for each share of Common Stock standing in the name of such stockholders on the record of stockholders.

The holders of Common Stock shall be entitled to elect all members of the Corporation’s Board of Directors. Directors so elected by the holders of Common Stock may be removed with or without cause only by the vote of the holders of the Common Stock, voting together as a single class and holding not less than a majority of the issued and outstanding shares of the Common Stock.

In addition to any other vote that may be required by the Delaware General Corporation Law or the Third Amended and Restated Certificate of Incorporation, the vote or consent of not less than 66 2/3% of the holders of any class of Common Stock voting separately as a single class shall be required to amend or restate the Third Amended and Restated Certificate of Incorporation in a manner that would alter or change the powers, preferences or special rights of such class of Common Stock, so as to affect them adversely.

Holders of the Notes will not have any voting rights by reason of ownership of the Notes.

INDENTURE SECURITIES

8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not herein, and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated herein by reference as part of such analysis. (Section references are to the relevant provisions of the Indenture.)

A.	Default Provisions.

An “Event of Default” occurs under the Indenture if:

(1) the Company defaults in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(2) the Company (i) defaults in the payment of the principal of any Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, or (ii) fails to redeem or purchase Notes when required pursuant to the Indenture or the Notes;

(3) the Company fails to comply with Section 5.1 of the Indenture (When the Company May Merge or Transfer Assets);

(4) the Company fails to comply with any of its agreements in the Notes or the Indenture (other than those referred to in clause (1), (2) or (3) above) and such failure continues for 60 days after the notice specified below;

(5) Debt of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Debt unpaid or accelerated exceeds $1 million;

(6) any Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary case;

(B) consents to the entry of an order for relief against it in an involuntary case;

(C) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(D) makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company or any Significant Subsidiary in an involuntary case;

(B) appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

(C) orders the winding up or liquidation of the Company or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(8) any judgment or decree for the payment of money in excess of $1 million, or its foreign currency equivalent at the time is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 days following the entry of such judgment or decree and is not discharged, waived or the execution thereof stayed within 10 days after the notice specified below; or

(9) a Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The term “Bankruptcy Law” means Title 11 of the United States Code, or any similar Federal or state law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

A Default under clauses (4) or (8) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”.

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default under clause (5) or (9) and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (4) or (8), its status and what action the Company is taking or propose to take with respect thereto.

If an Event of Default (other than an Event of Default specified in clause 6 or 7 above with respect to the Company) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the Notes by notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, interest shall be due and payable immediately. If an Event of Default specified in clauses 6 or 7 with respect to the Company occurs, the principal of and interest on all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the Notes by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

B.	Authentication and Delivery of Securities.

Two Officers shall sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

The Trustee shall, upon written order of the Company signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company, authenticate and deliver Notes for original issue up to the aggregate principal amount of $20,000,000. Such order shall specify the amount of the Notes to be authenticated and the date on which the original issue of Notes is to be authenticated. The Notes, other than those set forth in Section 4.1(e) of the Indenture, shall be certificated.

Pursuant to the Plan of Reorganization, any obligation owing hereunder to any owner in an amount less than $1,000 shall not be evidenced in the original issue by a certificated Note registered in the name of such owner. Instead, such obligation shall be recorded by memo entry recordation of such uncertificated Note obligation on the books and records of the Company as an obligation of the Company payable in accordance with the terms of this Indenture. The Company shall be the Holder of a single certificated Note issued in the aggregate amount of the original aggregate principal amount of all such original uncertificated Note obligations. The Company shall be the Holder of such Note for the benefit of all such owners.

Except to the extent permitted pursuant to (i) Section 4.1 of the Indenture (which authorizes the creation of additional principal in the event interest is deferred and compounded to principal in accordance with the terms thereof), and (ii) Section 2.7 of the Indenture (which addresses the issuance of replacement Notes in the event of the loss, destruction or wrongful taking of any Note), the aggregate principal amount of Notes outstanding at any time may not exceed $20,000,000.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

The Notes are issuable only in registered form without coupons in denominations of $1,000 and in integral multiples of $1.00 in excess thereof; provided, however, that, any Notes registered in the name of the Company will be in denominations of $1.00 and in integral multiples thereof.

C.	Release of Collateral.

The Notes and the Indenture will be subject to the terms and conditions of that certain Intercreditor and Subordination Agreement dated as of the May 8, 2000, by and among The CIT Group/Business Credit, Inc., for itself and as Agent, WLR Recovery Fund, L.P., Bay Harbour Management, L.C., as Agent, Serena Holdings, Ltd., SouthTrust Bank, Central Florida, N.A., The Junior Subordinated Trustee thereunder, and the other persons and entities signatory thereto, as the same has been or may be, from time to time (including, without limitation, as of March 31, 2003), amended, supplemented or otherwise modified, which agreement sets forth the relative rights of the parties in respect of the shared Collateral and security interests granted by the Company and the Subsidiary Guarantors to such parties. In addition, the Notes and the Indenture may be subject to the terms and conditions of that certain Intercreditor and Subordination Agreement, which may, pursuant to the terms of Section 10.8 of the Indenture, be entered into between the Company and BNY Asset Solutions, LLC, which provides, among other things, that the Indenture, the Notes, the Security Documents and any and all Obligations shall, in the event of the execution and delivery thereof, be subordinate and junior to (i) the BNY Credit Agreement, (ii) the BNY Security and Subordination Agreements, (iii) any and all other loan documents and instruments related thereto, (iv) any Liens or security interests relative to the BNY Collateral created thereunder, and (v) the repayment of the BNY Debt.

Subject to the two succeeding paragraphs below, (i) in the event that any Collateral is sold, transferred or otherwise disposed of in an Asset Disposition (including the application of Insurance Proceeds) or any other transaction permitted by this Indenture, such Collateral shall, concurrently with the disposition of such Collateral automatically be released from the Lien of the relevant Security Documents and (ii) the Company and its Subsidiaries may (but shall not be required to) from time to time substitute property or securities released from the Lien of the Security Documents in connection with the sale, transfer or other disposition thereof for other property or securities to be subjected to the Lien of the Security Documents, in each case in accordance with the provisions of the Security Documents and as provided in the Indenture.

Except as otherwise provided for in the Intercreditor Agreements, at any time when an Event of Default shall have occurred and be continuing and the maturity of the Notes shall have been accelerated (whether by declaration or otherwise) and such acceleration shall not have been rescinded or annulled, no release of Collateral pursuant to the provisions of this Indenture or of the Security Documents shall be effective as against the Holders of the securities without the consent of the Collateral Agent. The Trustee shall promptly notify the Collateral Agent of any rescission or annulment, pursuant to Section 6.4 of the Indenture, of an acceleration of the Notes.

The release of any Collateral from the terms of the Security Documents will not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to the Security Documents. At all time after qualification of this Indenture under the TIA, to the extent applicable, the Company shall cause TIA Section 314(d) relating to the release of property or securities from the Lien of the Security Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien of the Security Documents to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by Officers of the Company, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

D.	Satisfaction and Discharge of the Indenture.

(a) When (i) the Company delivers to the Trustee all outstanding Notes (other than Notes replaced pursuant to Section 2.7 of the Indenture) for cancellation or (ii) all outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption pursuant to Article 3 of the Indenture and the Company irrevocably deposits with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date (other than Notes replaced pursuant to Section 2.7 of the Indenture), and if in either case the Company pays all other sums payable hereunder by the Company, then this Indenture shall, subject to Sections 8.1(c) of the Indenture, cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company.

(b) Subject to Sections 8.1(c) and 8.2 of the Indenture, the Company at any time may terminate (i) all its Obligations under the Notes and this Indenture (“legal defeasance option”) or (ii) its obligations under Sections 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.13, and 4.15 of the Indenture and the operation of Sections 6.1(4), 6.1(5), 6.1(6), 6.1(7), 6.1(8), and 6.1(9) of the Indenture (but, in the case of Sections 6.1(6) and (7) of the Indenture, with respect only to Significant Subsidiaries) and the limitations contained in Section 5.1(a)(iii) of the Indenture (“covenant defeasance option”). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.1(4), 6.1(5), 6.1(6), 6.1(7), 6.1(8), and 6.1(9) of the Indenture (but, in the case of Sections 6.1(6) and (7) of the Indenture, with respect only to Significant Subsidiaries) or because of the failure of the Company to comply with Section 5.1(a)(iii) of the Indenture. If the Company exercises its legal defeasance option or its covenant defeasance option, (i) each Subsidiary Guarantor, if any, shall be released from all its obligations with respect to its Subsidiary Guarantee, (ii) all rights of the Trustee or the Holders under any of the Security Documents shall terminate and (iii) the Company’s obligations under Section 3.8 of the Indenture shall terminate.

Upon satisfaction of the conditions set forth in Section 8.2 of the Indenture, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates under the Indenture, the release of the Subsidiary Guarantees and the termination of such rights under the Security Documents.

(c) Notwithstanding clauses (a) and (b) above, the Company’s obligations in Sections 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 7.7 and 7.8 of the Indenture and Article 8 of the Indenture shall survive until the Notes have been paid in full. Thereafter, the Company’s obligations in Sections 7.7, 8.4 and 8.5 of the Indenture shall survive.

The Company may exercise its legal defeasance option or its covenant defeasance option only if:

1. the Company irrevocably deposits in trust with the Trustee money or Defeasance Obligations for the payment of principal of and interest on the Notes to maturity or redemption, as the case may be;

2. the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited Defeasance Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be;

3. 123 days pass after the deposit is made and during the 123-day period no Default specified in Sections 6.1(6) or (7) of the Indenture with respect to the Company occurs which is continuing at the end of the period;

4. the deposit does not constitute a default under any other agreement binding on the Company;

5. the Company delivers to the Trustee an opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

6. in the case of the legal defeasance option, the Company shall have delivered to the Trustee an opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the Issue Date there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

7. in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

8. the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes as contemplated by this Article 8 of the Indenture have been complied with.

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Notes at a future date in accordance with Article 3 of the Indenture.

The Trustee shall hold in trust money or Defeasance Obligations deposited with it pursuant to Article 8 of the Indenture. It shall apply the deposited money and the money from Defeasance Obligations through the Paying Agent and in accordance with the Indenture to the payment of principal of and interest on the Notes.

The Trustee and the Paying Agent shall promptly turn over to the Company upon written request any excess money or securities held by them at any time.

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Holders entitled to the money must look to the Company for payment as general creditors.

If the Trustee or Paying Agent is unable to apply any money or Defeasance Obligations in accordance with Article 8 of the Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s obligations under the Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Article 8 of the Indenture until such time as the Trustee or Paying Agent is permitted to apply all such money or Defeasance Obligations in accordance with Article 8 of the Indenture; provided, however, that, if the Company has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Defeasance Obligations held by the Trustee or Paying Agent.

E.	Evidence of Compliance.

The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers’ Certificate, one of the signers of which shall be the principal executive, principal financial or principal accounting officer of the Company, stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or propose to take with respect thereto.

9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

Planet Hollywood Memorabilia, Inc.

All Star Cafe International, Inc.

All Star Cafe (New York), Inc.

Planet Hollywood (Atlantic City), Inc.

Planet Hollywood (Honolulu), Inc.

Planet Hollywood (New York City), Inc.

Planet Hollywood (New York), Ltd.

Planet Hollywood (Orlando) Inc.

Planet Hollywood (Region II), Inc.

Planet Hollywood (Region IV), Inc.

Planet Hollywood (Region VI), Inc.

The complete mailing address of each obligor is c/o Planet Hollywood International, Inc., 7598 W. Sand Lake Road, Orlando, Florida, 32819.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 17, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of SouthTrust Bank, as trustee under the Indenture to be qualified (filed herewith as Exhibit 25.1).

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	Third Amended and Restated Certificate of Incorporation of the Company.

Exhibit T3B	Fifth Amended and Restated By-Laws of the Company.

Exhibit T3C	Form of the 9% Secured Deferrable Interest Notes Indenture dated as of March 31, 2003, among the Company, as Issuer, the Subsidiary Guarantors named therein and SouthTrust Bank, as trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	A copy of the Third Amended Joint Disclosure Statement regarding the Third Amended Joint Plan of Reorganization, with certain exhibits thereto sent or given to security holders in connection with the issuance or distribution of the Notes.

Exhibit T3E-2	Ballot For Accepting or Rejecting Plan of Reorganization.

Exhibit T3E-3	Master Ballot for Brokers, Proxy Intermediaries or Other Nominees of Secured PIK Notes Due 2005 of Planet Hollywood International, Inc., A Delaware Corporation, Accepting or Rejecting the Plan of Reorganization Filed by Planet Hollywood International, Inc. and Certain of its Affiliates.

Exhibit T3E-4	Ballot For Beneficial Owners of Secured PIK Notes of Planet Hollywood International, Inc., A Delaware Corporation, Accepting or Rejecting The Third Amended Plan of Reorganization.

Exhibit T3E-5	Order Approving Third Amended Disclosure Statement, Scheduling Confirmation Hearing, Establishing Confirmation, Compensation, and Administrative Claims Hearing Procedures, and Fixing Time For Filing Acceptances or Rejections of Plan.

Exhibit T3E-6	Form of Election Letter to Receive Cash in Lieu of Deferred PIK Notes and Stock

Exhibit T3E-7	Form of PIK Redemption Letter re: Notice of Indenture Trustee and Request for Return of Original PIK Notes

Exhibit T3E-8	Form of PIK Redemption Letter re: Notice of Address to Return Original PIK Notes

Exhibit T3E-9	Form of Extension Letter re: Election Letter to Receive Cash in Lieu of Deferred PIK Notes and Stock

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, included in Exhibit T3C.

Exhibit 25.1	Statement of Eligibility on Form T-1, qualifying SouthTrust Bank, as Trustee, under the Indenture to be qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Planet Hollywood International, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Orlando, and State of Florida, on the 4th day of November, 2003.

PLANET HOLLYWOOD INTERNATIONAL, INC.

By	/s/ Robert Earl

Robert Earl Chairman, President and Chief Executive Officer

Attest:	/s/ Thomas Avallone

Thomas Avallone Chief Financial Officer